Emerald Health Therapeutics Enters into Share Purchase Agreement for Sale of Pure Sunfarms

VANCOUVER, British Columbia, September 8, 2020 -- Emerald Health Therapeutics, Inc. (the "Company") (TSXV:EMH; OTCQX:EMHTF) is pleased to announce that it has entered into a share purchase agreement (the "Share Purchase Agreement") with Village Farms International, Inc. ("Village Farms") (NASDAQ: VFF; TSX: VFF)  in respect of the sale of the Company's interest in Pure Sunfarms Corp. ("PSF"), a joint venture that was established between the Company and Village Farms in 2017 in which the Company holds a 41.3% interest.

Pursuant to the Share Purchase Agreement, which was negotiated at arm's length, Village Farms has agreed to purchase 36,958,500 common shares in the authorized share structure of PSF, representing all of the remaining shares of PSF not held by Village Farms, for an aggregate purchase price of $79,900,000 (the "Transaction"). A minimum of $60,000,000 of the purchase price will be paid in cash at closing. In addition, $952,237 of the Company's obligations under a promissory note that the Company had issued to PSF on March 6, 2020, may be settled or the purchase price will be increased accordingly. The remainder of the purchase price will be settled pursuant to the issuance by Village Farms at closing of a secured promissory note to the Company (the "Note"). The Note will mature six months after closing and will be secured against a certain number of common shares of PSF held by Village Farms and will bear interest at a rate of 12% per annum. As a result of the Transaction, PSF will become a wholly owned subsidiary of Village Farms and the Company will cease to have any interest in PSF.

"Emerald made a strategic decision three years ago to partner with Village Farms to create one of the most competitive large-scale cannabis growing operations in Canada and we are very proud of our foundational role in designing and building this business to its current leading stature in the industry," said Riaz Bandali, CEO, Emerald Health Therapeutics.

"Over the last 12 months, we have worked in a very disciplined and systematic manner to drive Emerald's own premium organic-certified production operation and its medical and R&D facilities toward operating breakeven and profitability. We also applied our core capability in science-driven innovation to develop and launch our first Cannabis 2.0 product line, our unique nanoemulsion-based cannabis spray. With the anticipated divestment of our Pure Sunfarms and Verdélite assets, we expect that with the approximately $102M in non-dilutive cash garnered from these two sales we will move to a zero debt position and significant cash reserve, while still retaining two attractive operating facilities. We expect that these factors would leave Emerald well-positioned to advance our existing and emerging product portfolio, and/or to acquire in a strategic and targeted manner new value-added science-based products and services with a positive business outlook focused on achieving revenue growth, profitability and value creation for our shareholders."

The Share Purchase Agreement was unanimously approved by the board of directors of the Company and the board of directors recommends that the Company's shareholders vote in favour of the Transaction. Certain shareholders of the Company, including all executive officers and directors of the Company, holding an aggregate of approximately 15.6% of the issued and outstanding shares of the Company have entered into voting support agreements and have agreed to vote their common shares of the Company in favour of the Transaction.

Haywood Securities Inc. has given an oral opinion to the board of directors of the Company, stating that as of the date of the opinion and based upon and subject to the assumptions, limitations, and qualifications set forth therein, the consideration to be received by the Company pursuant to the Share Purchase Agreement is fair from a financial point of view.

The Share Purchase Agreement contains representations and warranties, covenants and indemnities for the benefit of each of the parties as are customary for transactions of this nature. Completion of the Transaction is subject to customary conditions, including obtaining applicable third party and lender consents and regulatory approvals and approval of the shareholders of the Company. The Share Purchase Agreement contains customary provisions relating to non-solicitation of alternative transactions. In addition, the Company has agreed to pay a termination fee of $3 million upon the occurrence of certain events. A copy of the Share Purchase Agreement will be posted on the Company's profile at www.sedar.com.

Full details of the proposed transaction will be included in the Company's information circular, which is expected to be mailed to shareholders in late September 2020. It is anticipated that the Company will hold a meeting of its shareholders in late October 2020, with closing to occur shortly thereafter.

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics, Inc. is committed to cutting-edge cannabis science to create new consumer experiences with distinct recreational, medical and wellness-oriented cannabis and non-cannabis products. With an emphasis on innovation and production excellence, Emerald's three distinct operating assets are designed to uniquely serve the Canadian marketplace and international opportunities. These assets, all in full production, include: its organic-certified Richmond, BC, greenhouse operation (78,000 square feet); Verdélite, its premium craft cannabis production indoor facility in St. Eustache, Québec (88,000 square foot); and Pure Sunfarms, its 41.3%-owned joint venture in Delta, BC, producing high quality, affordably priced products (1.1 M square feet).

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer

(800) 757 3536 Ext. #5

Investor Relations Manager

(800) 757 3536 Ext. #5

invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include: closing of the Transaction and the timing thereof; obtaining all consents and regulatory approvals of the Transaction; approval by the Company's shareholders and the timing thereof; the anticipated date of mailing of materials to the Company's shareholders; satisfaction of conditions; the completion of the sale of Verdélite Sciences, Inc. and Verdélite Property Holdings Inc.; use of proceeds of the Transaction and the sale of Verdélite; reduction of debt; achieving operating profitability; advancement of our portfolio; and future acquisitions.

Actual results may vary from forward-looking statements. We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, risks associated with receipt of third party and lender consents and regulatory and stock exchange approvals; failure to obtain shareholder approval; failure to comply with all necessary conditions to closing; regulatory approvals; regulatory changes; demand for products; efficacy of products; results of scientific research; future distribution agreements; failure of counterparties to perform contractual obligations; as well as the risk factors described in the Company's annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.